Exhibit 99.1

São Paulo, March 24, 2022 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company,” announces today its financial and operating results for the fourth quarter of 2021 (4Q21) ended December 31, 2021. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

The Annual Contract Value (ACV) for the 2022 school year totaled R$1,000 million, which represents growth of 35% over the subscription revenue for the 2021 cycle (collected from the fourth quarter of 2020 to the third quarter of 2021). Excluding the effects from the acquisition of Plataforma de Ensino Eleva (Eleva), ACV grew 22% compared to subscription revenue for the 2021 cycle.

The 2022 ACV showed a richer mix in sources of revenue, as we managed to increase growth in our premium brands and to initiate the migration from paper-based products (PAR) to digital subscription products (Textbook as a Service platform). Excluding PAR, the 2022 ACV grew 32% compared to 2021 subscription revenue, while complementary solutions continued to expand rapidly (with 47% growth year-on-year).

Net revenue from subscription products increased 22% in the fourth quarter 2021 on a year-on-year basis, due to the first deliveries of the 2022 ACV and the integration of the Eleva (which contributed with R$25 million in the quarter). Excluding PAR, net revenue from subscription products grew 34%.

In the fourth quarter, subscription revenue represented 34.7% of the 2022 ACV, slightly lower than the 38.3% of the subscription revenue for the 2021 cycle that was recognized in 4Q20. We expect the 2022 ACV recognition to be less concentrated than in the first two quarters of the cycle than in previous years, due to differences in seasonality of the new products (Eleva, Mackenzie and the Textbook as a Service platform), as well as to the lower weight of PAR (which sales occur in the first two quarters only).

Guidance for 1Q22 is expected net revenue of R$370 million, composed of an expected R$320 million from subscription products (32% of 2022 ACV) and an expected R$50 million from non-subscription products.

Adjusted EBITDA increased 10% in 4Q21, following net revenue growth. Adjusted EBITDA margin declined 230 percentage points, due to temporary cost pressures, including expenses related with Eleva integration.

In the fourth quarter, adjusted net profit declined 17% year-on-year, to R$98 million, due to increased financial leverage and the higher level of interest rates in Brazil.

The B2B2C services debuted in Vasta’s platform in 4Q21, with Plurall MyTeacher (private classes platform) and Plurall Adapta (adaptive learning platform) recording their first sales.

On December 10, 2021, Vasta concluded its first share repurchase program, having acquired 1,000,000 shares that are currently held in Treasury.

On January 17, 2022, Vasta announced the acquisition of Phidelis, a full entrerprise resource planning (ERP) software for K-12 schools with both academic and managerial features. With this acquisition, Vasta takes another important step towards offering a complete digital solution to K-12 schools.

On April 25, 2022, Vasta will issue its first Sustainability Report, elaborated according to GRI standards, SASB guidelines and alignment with IBC Stakeholder Capitalism Metrics and World Economic Forum (WEF) guidelines.

MESSAGE FROM MANAGEMENT

The fourth quarter represents a new chapter in Vasta’s history. Vasta leaves behind perhaps the toughest period in the Brazilian K-12 sector and the company’s history, and marks the beginning of the collection of the 2022 ACV, which was 35% higher than the subscription revenue collected in the 2021 cycle (4Q20 to 3Q21), resetting the company on its high growth trajectory. Despite the surge of a third wave of Covid-19 cases with the Omicron variant in January, the 2022 school year began within our expectations, with K-12 schools fully reopened (with social distance measures still in place), a scenario that enables Vasta to fully convert the 2022 ACV into revenue.

We are proud to say that this ACV shows a richer mix in sources of revenue, as we managed to grow faster in our premium brands Anglo and pH and to initiate the migration from paper-based products (PAR) to digital subscription products (Textbook as a Service platform), in line with our strategy. The ACV of traditional learning systems increased 31% over 2021 subscription revenue, while complementary solutions once again had the highest growth rate among the business segments (with a 47% increase), evidencing that Vasta has successfully captured the strong cross-selling potential offered by its large core content client base.

In this fourth quarter Vasta incorporated Plataforma Eleva de Ensino (Eleva), the 6th largest learning system in Brazil and the biggest acquisition in the company’s history. Besides the acquisition, Vasta signed a long-term agreement with Eleva Group for the exclusive supply of learning materials for its K-12 schools, uniquely positioning Vasta for the upcoming consolidation of the fragmented K-12 industry. Vasta also signed the exclusive distribution agreement with Mackenzie Learning System, a Christian confessional education system with strong tradition in Brazil, reinforcing its presence in the religious school segment. Both Eleva and Mackenzie are already fully incorporated in Vasta’s 2023 go-to-market.

Finally, the fourth quarter marked Vasta’s entrance in the B2B2C services: Plurall MyTeacher (private tutoring) and Plurall Adapta (adaptive learning) recorded their first sales. As with all products of this nature, first sales are quite small, but we believe the long-term potential is sound, and it could grow exponentially once the product is better known within our Plurall community. Plurall Store, which offers a series of complementary solutions in partnership with education companies from all over the world, was also live in this quarter, offering a wide range of extra complementary solutions to our partner schools.

All these developments underscore how Plurall is a true platform, the superapp of K-12 education in Brazil. The full integration of its multibrand portfolio was the foundation, leading to the capture of operating and financial benefits with a unified go-to-market and technological backbone. As a second stage, the platform’s relevance (more than one million students enrolled) attracted important partnerships with third parties like Mackenzie, Fibonacci, and all the ed-techs included in Plurall Store. The third stage, the offering of new, disruptive products at a marginal cost, began with our entrance into the B2B2C segment, and will continue with the development of new products that tap other relevant addressable markets, with expected launch in 2022.

From 2019 to 2022, Vasta delivered 20% average growth in ACV, resulting from the combination of (i) the maturity of the go-to-market process, (ii) the quality of the elements that compose Vasta’s multibrand portfolio and (iii) the strength of the company’s digital platform, Plurall, which continued to be the undisputed leader in terms of K-12 traffic in Brazil and to support K-12 schools in their digital transformation and adaptation to a hybrid education solution. This achievement puts the company back on a growth trajectory and paves the way for a sound recovery toward profitability and cash flow generation in 2022.

2022 ACV COMPOSITION

The Annual Contract Value (ACV) for the 2022 school year totaled R$1,000 million, which represents growth of 35% over the subscription revenue of the 2021 cycle (“2021 subscription revenue”, collected from the fourth quarter of 2020 to the third quarter of 2021). Complementary solutions had the highest growth rate among the business segments (with a 47% increase compared to 2021 subscription revenue). Traditional learning systems (including newly launched Textbook as a Service platform and excluding Eleva) grew 31% compared to 2021 subscription revenue, driven not only by the intake of new clients and price readjustments, but also by our focus on converting former PAR clients into this segment. Consistent with this strategy, PAR paper-based ACV declined 29% compared to 2021 subscription revenue. Finally, Eleva delivered ACV of R$98 million, contributing 13 percentage points to consolidated 2022 ACV growth.

Values in R$ Million	2022 ACV	2021 Subscription Revenue(1)	% Y/Y
Traditional Learning Systems	720	551	30.6%
Complementary Solutions	92	63	46.8%
PAR paper-based	91	127	-28.7%
Organic ACV	902	741	21.8%
Eleva	98	-	n.m.
Total ACV	1,000	741	35.0%

n.m.: not meaningful. (1) Revenue from subscription products collected from 4Q20 to 3Q21.

As in previous years, a combination of new clients, cross-sell/up-sell and price readjustments were key drivers for the growth in ACV. New clients represented growth in ACV of 15% (including Mackenzie learning systems), while the sum of cross-sell/up-sell and price readjustments contributed to 15% growth in ACV (with the price readjustments just under the consumer price inflation (IPCA) of the last twelve months ended in December 2021). The churn rate of 8% was slightly higher than in previous years. While the churn rate of our premium brands remained remarkably low, there was an upward pressure in the churn rate in the mainstream segment and PAR clients, both likely affected by unfavorable macroeconomic conditions. Approximately 35% of the partner schools that left our base were delinquent as of December 31, 2021.

% Change Y/Y	2022 ACV
New clients	15%
Cross-sell/up-sell + Price readjustments	15%
Churn	(8%)
Organic ACV growth	22%
Eleva	13%
Total ACV growth	35%

ACV change calculated over revenue from subscription products collected from 4Q20 to 3Q21.

OPERATING PERFORMANCE

Student Base – Subscription Models

	2022(1)	2021	% Y/Y
Partner Schools - Core Content	5,351	4,508	18.7%
Partner Schools - Complementary Solutions	1,301	1,114	16.8%
Students - Core Content	1,540,391	1,335,152	15.4%
Students - Complementary Content	400,192	307,941	30.0%

Note: Students enrolled in partner schools. (1) Preliminary number, still subject to the regular Q2 adjustments following the return period.

For the 2022 cycle, the number of partner schools and the number of students enrolled at partner schools increased 19% and 15% year-on-year, respectively, reflecting the success of the 2022 commercial campaign, as well as the integration of the Eleva. Since 2019, Vasta’s portfolio of partner schools grew at an average rate of 16%, to 5,351, a solid base of long-term partners that leaves the company well positioned to capture a potential return of student population to pre-pandemic levels in the coming years. Complementary solutions increased at a faster rate in terms of students served (+30%), but it still represents 26% of the core content student population, which underscores the high potential of this segment, particularly at Eleva and Mackenzie, which joined Vasta’s student base in the 2022 cycle.

FINANCIAL PERFORMANCE

Net Revenue

Values in R$ '000	4Q21	4Q20	% Y/Y	2021	2020	% Y/Y
Subscription	346,843	283,850	22.2%	803,702	759,875	5.8%
Subscription ex-PAR	280,884	209,408	34.1%	680,559	637,767	6.7%
Traditional learning systems	223,151	181,325	23.1%	588,168	576,038	2.1%
Complementary solutions	57,732	28,083	105.6%	92,390	61,729	49.7%
PAR	65,959	74,442	-11.4%	123,143	122,108	0.8%
Non-subscription	51,416	59,712	-13.9%	143,717	237,753	-39.6%
Total net revenue	398,259	343,562	15.9%	947,419	997,628	-5.0%

In the fourth quarter, net revenue from subscription products increased 22% compared to the same quarter of 2020, due to the first deliveries of the 2022 ACV and the integration of the Eleva (which contributed with R$25 million in the quarter). We expect the 2022 ACV recognition to be slightly less concentrated than in the first two quarters of the cycle than in previous years, due to differences in seasonality of the new products (Eleva, Mackenzie and the Textbook as a Service platform), as well as to the lower weight of PAR (which sales occur in the first two quarters only). Net revenue from non-subscription products decreased 14% compared to the same quarter of 2020, due to the ongoing challenges in the dynamics of the textbook market and to Vasta’s strategy of bringing clients to the subscription segment, which totaled 87% of total revenue in the 4Q21.

Guidance for 1Q22 is expected net revenue of R$370 million, composed of an expected R$320 million from subscription products (32% of 2022 ACV) and an expected R$50 million from non-subscription products.

Adjusted EBITDA

Values in R$ '000	4Q21	4Q20	% Y/Y	2021	2020	% Y/Y
Net (loss) profit	19,781	22,248	-11.1%	(118,754)	(45,649)	160.1%
(+) Income tax and social contribution	26,552	9,393	182.7%	(37,089)	(25,404)	46.0%
(+) Net financial result	37,162	11,606	220.2%	84,543	98,426	-14.1%
(+) Depreciation and amortization	61,664	44,954	37.2%	211,156	174,088	21.3%
EBITDA	145,159	88,202	64.6%	139,856	201,460	-30.6%
EBITDA Margin	36.4%	25.7%	10.8	14.8%	20.2%	(5.4)
(+) Non-recurring expenses	9,411	-	0.0%	15,735	-	0.0%
(+) IPO-related expenses	-	50,580	-100.0%	-	50,580	-100.0%
(+) Share-based compensation plan	6,119	7,903	-22.6%	26,677	13,356	99.7%
Adjusted EBITDA	160,689	146,685	9.5%	182,269	265,396	-31.3%
Adjusted EBITDA Margin	40.3%	42.7%	(2.3)	19.2%	26.6%	(7.4)

Note: n.m.: not meaningful

Adjusted EBITDA increased 10% in 4Q21, following the growth in net revenue. At the margin, however, it declined 230 percentage points year-on-year, due to temporary cost pressures (including expenses related with Eleva integration), which more than offset the efficiency in commercial expenses and the slightly lower provision for doubtful accounts.

Adjusted net (Loss) Profit

Values in R$ '000	4Q21	4Q20	% Y/Y	2021	2020	% Y/Y
(Loss) Profit before taxes	46,333	31,642	46.4%	(155,843)	(71,053)	119.3%
(-) Taxes paid	-	-	0.0%	-	-	0.0%
(+) Non-recurring expenses	9,411	-	0.0%	15,735	-	0.0%
(+) Share-based compensation plan	6,119	7,903	-22.6%	26,677	13,356	99.7%
(+) IPO-related expenses	-	50,580	n.m.	-	50,580	n.m.
(+) Amortization of intangible assets(1)	35,956	28,290	27.1%	122,460	113,022	8.4%
Adjusted net (loss) profit	97,819	118,415	-17.4%	9,029	105,905	-91.5%

(1) From business combinations. Note: n.m.: not meaningful

In the fourth quarter, adjusted net profit declined 17% year-on-year, to R$98 million. Despite the growth in operating profit registered in the quarter, the increase in net financial expense due to our increased financial leverage (due to the Eleva acquisition) and the higher level of interest rates.

Accounts receivable and provision for doubtful accounts

Values in R$ '000	4Q21	4Q20	% Y/Y	3Q21	% Q/Q
Gross accounts receivable	552,014	524,289	5.3%	249,628	121.1%
Provision for doubtful accounts (PDA)	(46,500)	(32,055)	45.1%	(39,103)	18.9%
Coverage index	8.4%	6.1%	2.3	15.7%	(7.2)
Net accounts receivable	505,514	492,234	2.7%	210,525	140.1%
Average days of accounts receivable(1)	190	178	13	85	105

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The increase in the net accounts receivable at the end of 2021 results from the increase in the revenue collected in the fourth quarter of 2021 on a year-over-year basis, which was partly offset by the higher coverage of provision for doubtful accounts (PDA). As we commented in the past earnings releases, since the beginning of the pandemic, our approach to credit issues faced by our school partners has been to extend payment terms instead of granting discounts, which pressures the PDA level due to the aging of the accounts receivable portfolio. With the normalization of school activities in 2022, we expect a gradual normalization in the payment cycle in the years ahead. The average days of accounts receivable was 190 in the 4Q21, 13 days more than in the 4Q20. The increase is due primarily to the integration of Eleva, as it contributed with only two months of net revenue to the last-twelve-month revenue base that composes the indicator. By adding Eleva’s last-twelve-month revenue into the calculation, the average days of accounts receivable was 177.

Financial leverage

Values in R$ '000	4Q21 Proforma(1)	4Q21	3Q21	2Q21	1Q21
Financial debt	831,226	831,226	812,016	505,951	687,203
Accounts payable from business combinations	532,313	532,313	73,713	65,201	62,973
Total debt	1,363,539	1,363,539	885,729	571,152	750,176
Cash and cash equivalents	309,893	309,893	377,862	335,098	415,093
Marketable securities	166,349	166,349	317,178	81,090	259,581
Net debt	887,297	887,297	190,689	154,964	75,502
Net debt/LTM adjusted EBITDA	3.93	4.87	1.13	0.76	0.36

(1) LTM adjusted EBITDA includes Eleva. Eleva’s LTM adjusted EBITDA prior to November may not reflect Vasta’s accounting standards.

Vasta ended the 4Q21 with a net debt position of R$887 million, mainly due to the incorporation of Eleva in late October, leading to a net debt/LTM adjusted EBITDA of 4.87x. This indicator considers the full capital employed into Eleva acquisition, but only two months of contribution of adjusted EBITDA. Considering Eleva’s last-twelve-month EBITDA, Vasta’s pro forma adjusted EBITDA totaled R$226 million, leading to a proforma indicator of 3.93x in December 2021.

CONFERENCE CALL INFORMATION

Vasta will discuss its fourth quarter 2021 results on March 24, 2022, via a conference call at 5:00 p.m. Eastern Time. To access the call (ID: 6749694), please dial: +1 (833) 519-1336 or +1 (914) 800-3898. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

ri@somoseducacao.com.br

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted Net (Loss) Profit, which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as Net profit (loss) for the period / year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 (a) to the Consolidated Financial Statements); (b) Bonus IPO expenses, share based payments offered to certain employees and executives as result of IPO process and (c) other non-recurring expenses composed substantially by restructuring provisions. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the net (loss) profit from the period as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from M&A, that included goodwill and other assets and (b) taxes paid composed by cash effect over Income tax and social contribution expenses.

We understand that, although Adjusted net (loss) profit, EBITDA, and Adjusted EBITDA are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, and Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	December 31, 2021	December 31, 2020

Current assets
Cash and cash equivalents	309,893	311,156
Marketable securities	166,349	491,102
Trade receivables	505,514	492,234
Inventories	242,363	249,632
Taxes recoverable	24,564	18,871
Income tax and social contribution recoverable	8,771	7,594
Prepayments	40,069	27,461
Other receivables	2,105	124
Related parties – other receivables	501	2,070
Total current assets	1,300,129	1,600,244

Non-current assets
Judicial deposits and escrow accounts	178,824	172,748
Deferred income tax and social contribution	130,405	88,546
Property, plant and equipment	185,682	192,006
Intangible assets and goodwill	5,538,367	4,924,726
Total non-current assets	6,033,278	5,378,026

Total Assets	7,333,407	6,978,270

Consolidated Statements of Financial Position (continued)

Liabilities	December 31, 2021	December 31, 2020

Current liabilities
Bonds and financing	281,491	502,882
Lease liabilities	26,636	18,263
Suppliers	264,787	279,454
Income tax and social contribution payable	16,666	1,761
Salaries and social contributions	62,829	69,123
Contract liabilities and deferred income	46,037	47,169
Accounts payable for business combination	20,502	17,132
Other liabilities	20,033	4,285
Other liabilities - related parties	39,271	135,307
Loans from related parties	-	20,884
Total current liabilities	778,252	1,096,260

Non-current liabilities
Bonds and financing	549,735	290,459
Lease liabilities	133,906	154,840
Accounts payable for business combination	511,811	30,923
Provision for tax, civil and labor losses	646,850	613,933
Contract liabilities and deferred income	128	6,538
Other liabilities	47,516	-
Total non-current liabilities	1,889,946	1,096,693

Shareholder’s Equity
Share capital	4,820,815	4,820,815
Capital reserve	61,488	38,962
Treasury shares	(23,880)	-
Accumulated losses	(193,214)	(74,460)
Total Shareholder's Equity	4,665,209	4,785,317

Total Liabilities and Shareholder's Equity	7,333,407	6,978,270

Consolidated Income Statement

	Jan 01, to Dec 31, 2021	Jan 01, to Dec 31, 2020

Net revenue from sales and services	947,419	997,628
Sales	914,266	967,374
Services	33,153	30,254

Cost of goods sold and services	(396,829)	(378,003)

Gross profit	550,590	619,625

Operating income (expenses)
General and administrative expenses	(430,279)	(406,352)
Commercial expenses	(164,439)	(165,169)
Other operating income (expenses)	5,554	4,283
Impairment losses on trade receivables	(32,726)	(25,015)

(Loss) Profit before finance result and taxes	(71,300)	27,372

Finance income	35,640	20,984
Finance costs	(120,183)	(119,409)
Finance result	(84,543)	(98,425)

(Loss) Before income tax and social contribution	(155,843)	(71,053)

Income tax and social contribution	37,089	25,404

(Loss) for the period	(118,754)	(45,649)

Total comprehensive (loss) for the period	(118,754)	(45,649)
(Loss) per share
Basic	(1.43)	(0.55)
Diluted	(1.42)	(0.55)

Consolidated Statement of Cash Flows

	For the twelve months ended December 31
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution	(155,843)	(71,053)
Adjustments for:
Depreciation and amortization	211,156	174,088
Impairment losses on trade receivables	32,726	25,015
Provision for tax, civil and labor losses	(1,986)	(2,092)
Interest on provision for tax, civil and labor losses	34,300	13,297
Provision for obsolete inventories	22,117	4,057
Interest on bonds and financing	43,549	52,935
Refund liability and right to returned goods	-	2,922
Imputed interest on suppliers	(1,159)	1,454
Interest on accounts payable for business combination	157	2,945
Share-based payment expense	8,158	1,568
Interest on lease liabilities	22,526	39,648
Interest on marketable securities incurred and not withdrawed	14,984	15,091
Disposals of right of use assets and lease liabilities	(26,719)	(16,907)
Residual value of disposals of property and equipment and intangible assets	(195)	(869)
	124	415
Changes in
Trade receivables	(25,408)	(123,412)
Inventories	(14,038)	(20,812)
Prepayments	(12,511)	(4,060)
Taxes recoverable	(4,914)	24,573
Judicial deposits and escrow accounts	(6,076)	184
Other receivables	(1,789)	4,516
Suppliers	(16,124)	42,620
Salaries and social charges	(9,890)	(6,693)
Tax payable/Income taxes and social contribution	6,878	13,629
Contract liabilities and deferred income	(2,659)	(2,163)
Other receivables and liabilities from related parties	(94,467)	117,299
Other liabilities	(1,525)	3,391
Cash from operating activities	21,372	291,586

Income tax and social contribution paid	(1,167)	(5,234)
Interest lease liabilities paid	(14,692)	(14,675)
Payment of interest on bonds and financing	(24,922)	(49,404)
Payment of provision for tax, civil and labor losses	(628)	(6,812)
Net cash from operating activities	(20,037)	215,461

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(20,910)	(1,642)
Additions to intangible assets	(55,878)	(42,793)
Acquisition of subsidiaries net of cash acquired and payments of business combinations	(186,218)	(23,147)
Realization of investment in marketable securities	351,472	(474,195)
Net cash applied in investing activities	88,466	(541,777)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	-	2,426
Suppliers - related parties	(1,450)	(207,174)
Loans from related parties	-	65,600
Payments of loans from related parties	(20,884)	(76,830)
Lease liabilities paid	(21,998)	(12,835)
Parent Company's net investment	-	(6,335)
Issuance of common shares in initial public offering	-	1,836,317
Transaction costs in initial public offering	-	(154,849)
Acquisition of treasury shares	(23,880)	-
Payments of bonds and financing	(477,741)	(852,135)
Issuance of public bonds net off issuance costs	497,000	-
Payments of accounts payable for business combination	(20,739)	-
Net cash applied in financing activities	(69,692)	594,185

NET INCREASE IN CASH AND CASH EQUIVALENTS	(1,263)	267,869
Cash and cash equivalents at beginning of period	311,156	43,287
Cash and cash equivalents at end of period	309,893	311,156